BRF S.A.

COMPANHIA ABERTA

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in attention to the Official Notice 702/2021-SLS, dated 05/19/2021 (“Notice”), hereby clarifies the request sent by B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

For a better understanding and in line with the guidelines issued by B3, the Notice is transcribed below:

“Dear Sir,

"In view of the latest fluctuations registered in relation to the shares issued by this company, the number of trades and the amount traded, as shown below, we request to be informed, by 05/20/2021, if there is any fact that you are aware of that may justify it.”

ON Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Fluct. %	Nº neg.	Amount	Volume (R$)
05/06/2021	21,09	20,86	21,50	21,20	21,02	0,62	27.448	11.188.400	237.230.684,00
05/07/2021	20,85	20,55	21,11	20,83	21,11	0,42	14.961	6.458.900	134.518.096,00
05/10/2021	21,11	20,81	21,55	21,31	21,53	1,98	16.720	6.947.600	148.027.974,00
05/11/2021	21,30	20,98	21,46	21,24	21,38	-0,69	18.474	6.941.600	147.451.572,00
05/12/2021	21,02	20,94	21,20	21,08	21,05	-1,54	26.397	8.470.600	178.586.729,00
05/13/2021	21,14	20,26	21,14	20,49	20,46	-2,80	35.218	14.637.800	299.917.746,00
05/14/2021	20,62	20,34	20,99	20,71	20,91	2,19	22.765	9.135.800	189.235.329,00
05/17/2021	20,95	20,50	21,00	20,78	20,85	-0,28	21.754	8.357.900	173.687.203,00
05/18/2021	20,88	20,32	21,21	20,83	21,06	1,00	30.771	16.058.300	334.472.982,00
05/19/2021*	20,99	20,85	22,46	21,98	22,44	6,55	57.407	27.962.800	614.862.335,00

* Updated until 17h49.”

In this regard, the Company clarifies that it is not aware of any fact or non-public information that could justify the fluctuations in the quotation and in the trading volume of its shares, as mentioned in the Notice.

The Company reiterates its commitment to, under the terms of the applicable regulation, maintain its shareholders and the market in general duly informed of any relevant act or fact related to its business.

São Paulo, May 20, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.